AEM SPA



RECEIVED

2005 APR -7 A 8:08

OFFICE OF INTERNATIONAL CORPORATE FINANCE

FILE NO. 82-4911

N.
(da citare nella risposta)

AFG/SLS/SES/132/2005/MAN/as

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY COURIER

April 1st, 2005



05007044

SUPPL

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

Please find enclosed a copy, translated in English, of the Press releases issued today.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

Maria Angela Nardone
Company Secretary

PROCESSED
APR 07 2005
THOMSON
FINANCIAL

Encl.

AEM SPA



PRESS RELEASE AEM SPA

AEM SUBMITTED TO EDF A BINDING OFFER FOR THE ACQUISITION OF A MINORITY STAKE OF ITALENERGIA BIS

Milan, April 1st, 2005 – Today AEM SpA submitted a binding offer to Electricité de France (EdF) for the acquisition of a 40% stake of the share capital of Italenergia Bis SpA, the holding company controlling the Edison Group.

The offer was presented through a vehicle controlled by AEM SpA and participated by SEL SpA, utility company controlled by the Province of Bolzano. In the next few days it is expected the opening of the share capital to new partners, such as ENIA SpA.

The offer is in line with an industrial strategy aimed to further consolidate and enhance AEM position in the energy sector, also by mean of partnerships with other local utilities.

AEM would finance the envisaged transaction through debt instruments.

For further details:

AEM SPA
Investor Relations
Tel. +390277203879
ir@aem.it

AEM SPA
Media Relations Department
TEL. +390277203093
ufficiostampa@aem.it